FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION


                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                                     1934


                                 April 9, 2002


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                  Heron House
                                15 Adam Street
                            London, England WCN 6LA
             (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

              Form 20-F    X                  Form 40-F
                         ----                            ----

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

              Yes                              No    X
                        ----                        ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.



                                                         Total Pages: 2

9 April 2002

The Secretary
London Stock Exchange
Company Announcement Office
Old Broad Street
London
EC2N 1HP


Dear Sirs,

Smith & Nephew plc has been notified today that the following directors of the Company have been granted nil cost options over ordinary shares of 12 2/9p each by the Trustees of the Smith & Nephew Employees' Share Trust as a result of the vesting of an award pursuant to the Smith & Nephew Long-Term Incentive Plan on 8 April 2002:

         C.J. O'Donnell    183,040
         P. Hooley         116,959

The period of exercise for these options will commence immediately and end on 8 April 2009.

C.J. O'Donnell now has options over 514,303 ordinary shares and P. Hooley options over 450,682 ordinary shares.

As a result of the transfer of 188,790 shares to other beneficiaries pursuant to the Smith & Nephew Long-Term Incentive Plan on 8 April 2002 all executive directors cease to be potential discretionary beneficiaries of the 188,790 shares previously held by the Trustees of Smith & Nephew Employees' Share Trust. The Trust now holds a total of 919,171 ordinary shares representing 0.1% of the share capital of the Company.

Yours faithfully,





P.R. Chambers
Assistant Company Secretary